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                                                                 Exhibit 99.3


AUDIT COMMITTEE CHARTER

1.       PRIMARY OBJECTIVES OF THE AUDIT COMMITTEE

         The primary objective of the Audit Committee (the "Committee") is to monitor and provide effective supervision of the management's financial reporting process with a view to ensure accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting.

         The Committee oversees the work carried out in the financial reporting process - by the management, including the internal auditors and the independent auditor - and notes the processes and safeguards employed by each.

2.       RESPONSIBILITIES OF THE AUDIT COMMITTEE

         2.1 Provide an open avenue of communication between the independent auditor, internal auditor, and the board of directors ("BoD").

         2.2 Meet four times every year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary.

         2.3 Confirm and assure the independence of the external auditor and objectivity of the internal auditor.

         2.4 Appoint, compensate and oversee the work of the independent auditor (including resolving disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

         2.5 Review and pre-approve all related party transactions in the Company; For this purpose, the Committee may designate one member who shall be responsible for pre-approving related party transactions;

         2.6 Review with the independent auditor the co-ordination of audit efforts to assure completeness of coverage, reduction of redundant efforts, and the effective use of all audit resources.

         2.7 Consider and review with the independent auditor and the management:

                  (a) The adequacy of internal controls including computerised information system controls and security; and

                  (b) Related findings and recommendations of the independent auditor and internal auditor together with management's responses.

         2.8 Consider and, if deemed fit, pre-approve all non-auditing services to be provided by the independent auditor to the Company. Any approval by the Committee of a non-audit service to be performed by the independent auditor shall be disclosed in the Company's periodic reports filed with the SEC. For the purpose of this clause, "non-auditing services" shall mean any professional services provided to the Company by the independent auditor, other than those provided to the Company in connection with an audit or a review of the financial statements of the Company and includes (but is not limited to):

                  - Bookkeeping or other services related to the accounting records of financial statements of the Company;

                  -    Financial information system design and implementation;

                  - Appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

                  -    Actuarial services;

                  -    Internal audit outsourcing services;

                  -    Management functions or human resources;

                  - Broker or dealer, investment advisor, or investment banking services;

                  - Legal services and expert services unrelated to the audit; and

                  - Any other service that the BoD determines is impermissible.

         2.9 Review and discuss with management and the independent auditors the annual audited financial statements and quarterly unaudited financial statements, including the Company's disclosures under "Management Discussion and Analysis of Financial Condition and Results of Operations" prior to filing the Company's Annual Report on Form 20-F and Quarterly Results on Form 6-K, respectively with the SEC.

         2.10 Direct the Company's independent auditors to review before filing with the SEC the Company's interim financial statements included in Quarterly Reports on Form 6-K, using professional standards and procedures for conducting such reviews.

         2.11 Conduct a post-audit review of the financial statements and audit findings, including any significant suggestions for improvements provided to management by the independent auditors;

         2.12 Review before release the unaudited quarterly operating results in the Company's quarterly earnings release;

         2.13 Oversee compliance with the requirements of the SEC and SEBI, as the case may be, for disclosure of auditor's services and audit Committee members, member qualifications and activities;

         2.14 Review, approve and monitor the code of ethics that the Company plans to for its senior financial officers;

         2.15 Review management's monitoring of compliance with the Company's standards of business conduct and with the Foreign Corrupt Practices Act;

         2.16 Review, in conjunction with counsel, any legal matters that could have a significant impact on the Company's financial statements;

         2.17 Provide oversight and review at least annually of the Company's risk management policies, including its investment policies;

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         2.18     Review the Company's compliance with employee benefit plans;

         2.19 Oversee and review the Company's policies regarding information technology and management information systems;

         2.20 If necessary, institute special investigations with full access to all books, records, facilities and personnel of the Company;

         2.21 As appropriate, obtain advice and assistance from outside legal, accounting or other advisors. (The Company shall provide sufficient funds at the disposal of the Committee for paying fees of such advisors and the ordinary administrative expense of the Committee as determined by the Committee);

         2.22 Review its own charter, structure, processes and membership requirements;

         2.23 Provide a report in the Company's proxy statement in accordance with the rules and regulations of the SEC;

         2.24 Establish procedures for receiving, retaining and treating complaints received by the Company regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

         2.25 Consider and review with management, internal auditor and the independent auditor.

                  (a) Significant findings during the year, including the status of previous audit recommendations;

                  (b) Any difficulties encountered in the course of audit work including any restrictions on the scope of activities or access to required information;

                  (c) Any changes required in the planned scope of the internal audit plan.

         2.26 Report periodically to the BoD on significant results of the foregoing activities.

3.       COMPOSITION OF THE AUDIT COMMITTEE

         3.1 The Committee shall consist solely of `independent' directors (as defined in (i) NASDAQ Rule 4200 and (ii) the rules of the Securities and Exchange Commission.) of the Company and shall be comprised of a minimum of three directors. Each member will be able to read and understand fundamental financial statements, in accordance with the NASDAQ National Market Audit Committee requirements; they should be diligent, knowledgeable, dedicated, interested in the job and willing to devote a substantial amount of time and energy to the responsibilities of the Committee, in addition to BoD responsibilities. At least one of the members shall be a "Financial Expert" as defined in Section 407 of the Sarbanes Oxley Act. The members of the Committee shall be elected by the BoD and shall continue until their successors are duly elected. The duties and responsibilities of a member are in addition to those applicable to a member of the BoD. In recognition of the time burden associated with the service and, with a view to bring in fresh insight, the Committee may consider limiting the term of Audit Committee service, by automatic rotation or by other means. One of the members shall be elected as the chairman either by the full BoD or by the members themselves, by majority vote.

4.       RELATIONSHIP WITH INDEPENDENT AND INTERNAL AUDITORS

         4.1 The Committee has the ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the independent auditors in accordance with law. All possible measures must be taken by the Committee to ensure the objectivity and independence of the independent auditors. These include:

                  - reviewing the independent auditors' proposed audit scope, approach and independence;

                  - obtaining from the independent auditors periodic formal written statements delineating all relationships between the auditors and the Company, consistent with applicable regulatory requirements and presenting this statement to the BoD;

                  - actively engaging in dialogues with the auditors with respect to any disclosed relationships or services that may impact their objectivity and independence and take, or recommend that the full BoD take appropriate action to ensure their independence;

                  - require and encourage the independent auditors to open and frank discussions on their judgements about the quality, not just the acceptability of the Company's accounting principles as applied in its financial reporting, including such issues as the clarity of the Company's financial disclosures and degree of aggressiveness or conservatism of the Company's accounting principles and underlying estimates and other significant decisions made by the management in preparing the financial disclosure and audited by them;

                  - require the independent auditor, carrying out the attest function in conformity with US GAAS, to perform an interim financial review as required under Statement of Auditing Standards 71 of the American Institute of Certified Public Accountants and also discuss with the Committee or its chairman, and an appropriate representative of Financial Management and Accounting, in person or by telephone conference call, the matters described in SAS 61, Communications with the Committee, prior to the Company's filing of its Form 6-K (and preferably prior to any public announcement of financial results), including significant adjustments, management judgement and accounting estimates, significant new accounting policies, and disagreements with management; and

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                  -    reviewing reports submitted to the Committee by the
                       independent auditors in accordance with the applicable SEC requirements.

         4.2 The internal auditors of the Company are in the best position to evaluate and report on the adequacy and effectiveness of the internal controls. Keeping in view the need for the internal auditors' independence from management in order to remain objective, a formal mechanism should be created to facilitate confidential exchanges between the internal auditors and the Committee, regardless of irregularities or problems. The work carried out by each of these auditors needs to be assessed and reviewed with the independent auditors and appropriate recommendations made to the BoD.

5.       DISCLOSURE REQUIREMENTS

         5.1 The Committee charter should be published in the annual report once every three years and also whenever any significant amendment is made to the charter.

         5.2 The Committee shall disclose in the Company's Annual Report whether or not, with respect to the concerned fiscal year:

                  - management has reviewed the audited financial statements with the Committee, including a discussion of the quality of the accounting principles as applied and significant judgements affecting the Company's financial statements;

                  - the independent auditors have discussed with the Committee their judgements of the quality of those principles as applied and judgements referred to above under the circumstances;

                  - the members of the Committee have discussed among themselves, without management or the independent auditors present, the information disclosed to the Committee as described above;

                  - the Committee, in reliance on the review and discussions conducted with management and the independent auditors pursuant to the requirements above, believes that the Company's financial statements are fairly presented in conformity with Generally Accepted Accounting Principles ("GAAP") in all material respects; and

                  - the Committee has satisfied its responsibilities in compliance with its charter.

         5.3 The Committee shall secure compliance that the BoD has affirmed to the NASD/Amex Stock Exchange on the following matters, as required in terms of the relevant NASD/Amex rules:

                  - Composition of the Committee and independence of Committee members;

                  -    Disclosures relating to non-independent members;

                  -    Financial literacy and financial expertise of members;
                       and

                  -    Review of the Committee charter.

         5.4 The Committee shall report to shareholders as required by the relevant rules of the Securities and Exchange Commission ("SEC") of the United States.

6.       MEETINGS AND REPORTS

         6.1      The Committee shall meet at least four times a year.

         6.2 The Committee will meet separately with the CEO and separately with the CFO of the Company at such times as are appropriate to review the financial affairs of the Company. The Committee will meet separately with the independent auditors and internal auditors of the Company, at such times as it deems appropriate (but not less than quarterly) to fulfill the responsibilities of the Committee under this Charter.

         6.3 In addition to preparing the report in the Company's proxy statement in accordance with the rules and regulations of the SEC, the Committee will summarize its examinations and recommendations to the Board of Directors as may be appropriate, consistent with the Committee's charter.

7.       DELEGATION OF AUTHORITY:

         7.1 The Committee may delegate to one or more designated members of the Committee the authority to pre-approve audit and permissible non-audit services, provided such pre-approval decision is presented to the full Audit Committee at its scheduled meetings.

8.       DEFINITIONS

         8.1      INDEPENDENT MEMBER

                  In order to be `independent', members should have no relationship with the Company that may interfere with the exercise of their independence from the management and the Company. In order to be considered to be independent, a member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the board of directors, or any other board:

                  (A) Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the stock exchange on which the Company

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                           is listed provide otherwise, compensatory fees do not
                           include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided that such compensation is not contingent in any way on continued service); or

                  (B) Be an affiliated person, as that term is defined under the securities laws, including Rule 12b-2 promulgated under the Exchange Act of 1934 and Rule 144 promulgated under the Securities Act of 1933, in of the Company or any subsidiary thereof.

         The following persons are not considered independent:

                  - a director who is employed by the Company or any of its affiliates for the current year or any of the past five years;

                  - a director who has been a former partner or employee of the independent auditor who worked on the Company's audit engagement in the current year or any of the past five years;

                  -

                  - a director who is a member of the immediate family of an individual who is, or has been in any of the past three years, employed by the corporation or any of its affiliates as an executive officer. "Immediate family" includes a person's spouse, parents, children, siblings, mother-in-law, father-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, and anyone who resides in such person's home;

                  - a director who is a partner in, or a controlling shareholder or an executive officer of, any for-profit business organization to which the Company made, or from which the Company received, payments (other than those arising solely from investments in the Company's securities) that exceed 5% of the Company's or business organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past five years;

                  - a director who is employed as an executive of another entity where any of the Company's executives serve on that entity's compensation Committee for the current year or any of the past five years; and

                  - a shareholder owning or controlling 20% or more of the Company's voting securities.

         8.2      FINANCIAL EXPERT:

                  `Financial Expert' means one who has through education and experience as a public accountant or auditor or a principal financial officer, comptroller or principal accounting officer of a Company (or from a position involving similar functions), an understanding of generally accepted accounting principles and financial statements, experience in preparing or auditing financial statement of comparable companies and in applying generally accepted accounting principles in connection with the accounting for estimates, accruals and reserves, experience with internal accounting controls, and an understanding of Audit Committee functions.